UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-71048

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **EAGLE POINT SECURITIES LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 STEAMBOAT ROAD STE 202
(No. and Street)

GREENWICH	**CT**	**06830**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOSEPH ROTH		jroth@eaglepointcredit.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FORVIS MAZARS, LLP
(Name – if individual, state last, first, and middle name)

910 E. ST. LOUIS STREET SUITE 400	**SPRINGFIELD**	**MO**	**65806**
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH ROTH, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EAGLE POINT SECURITIES LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: PRESIDENT

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



EAGLE POINT SECURITIES LLC

FINANCIAL STATEMENT

DECEMBER 31, 2025

EAGLE POINT SECURITIES LLC

TABLE OF CONTENTS
AS OF DECEMBER 31, 2025

Forvis Mazars, LLP
135 West 50th Street
New York, NY 10020-1299
P 212.812.7000 | F 212.375.6888
forvismazars.us



Report of Independent Registered Public Accounting Firm

Member
Eagle Point Securities LLC
Greenwich, Connecticut

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Eagle Point Securities LLC (the Company) as of December 31, 2025 including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

Forvis Mazars, LLP

New York, New York
March 9, 2026

EAGLE POINT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

Assets

Cash and cash equivalents	$	1,525,016
Due from affiliates		178,471
Prepaid expenses		150,547
Operating lease right-of-use asset		140,766
Deposit with clearing broker		100,000
Commissions receivable		39,826
Receivable from clearing broker		7,281
Total assets	$	2,141,907

Liabilities and member's capital

Liabilities

Operating lease liability	142,377
Commissions payable	39,678
Due to affiliates	3,665
Accrued expenses and other liabilities	375,502
Total liabilities	561,222

Member's capital

Eagle Point Holdings LP's capital	1,580,685
Total liabilities and member's capital	$ 2,141,907

The accompanying notes are an integral part of this financial statement.

2

1. DESCRIPTION OF THE BUSINESS

Eagle Point Securities LLC ("EP Securities") was formed on November 29, 2022 as a Delaware limited liability company, primarily engaged in the wholesale distribution of securities issued by publicly registered and private unregistered funds. EP Securities is wholly owned by Eagle Point Holdings LP ("EP Holdings"), a Delaware limited partnership. EP Securities is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") as of December 22, 2023.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

EP Securities' financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions which affect the reported amounts included in the financial statement and accompanying notes as of the reporting date. Actual results may differ from those estimated.

Operating Segments

EP Securities has a single reportable segment as a securities broker-dealer. The chief operating decision maker ("CODM") of EP Securities is comprised of the President of EP Securities. Key financial information in the form of income and expenses and excess net capital, which is used by the CODM to assess performance and to make operational decisions for EP Securities' single segment, is consistent with the presentation within the Statement of Operations and Note 5.

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand and deposits held with banks, money market funds and all highly liquid financial instruments with an original maturity of three months or less from the date of purchase.

Current Expected Credit Losses (CECL)

EP Securities accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 326-20, *Financial Instruments – Credit Losses*. This requires an estimate of expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. EP Securities considers all receivables to be collectible and no allowance for credit losses has been recorded as of December 31, 2025.

Commissions Receivable and Payable

The balances shown as commissions receivable and commissions payable include amounts to brokers and clearing organizations due in connection with EP Securities' normal transactions from revenues and expenses involving commissions and fees.

Deposit with Clearing Broker

EP Securities maintains cash deposited with RBC Capital Markets, LLC ("RBC"), pursuant to the clearing agreement ("Clearing Agreement") entered into on January 12, 2024, which is meant to assure EP Securities' performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. As of December 31, 2025, EP Securities had $100,000 deposited with RBC.

Receivable from Clearing Broker

Receivable from EP Securities' clearing broker consists of deposits held by the clearing broker.

Prepaid Expenses

Prepaid expenses primarily consist of advance payments for goods and services to be received in future periods. These amounts are recognized as assets and expensed systematically over the period to which they relate.

Commission Income and Expense

EP Securities' revenue primarily consists of earned fees, such as up-front selling commissions and dealer manager fees, for performing its responsibilities as dealer manager in connection with the distribution and sales of shares in certain funds. EP Securities also earns fees through an at-market issuance program, under which a sub-placement agreement allows engaged institutions to effect sales of shares in certain funds. In accordance with FASB ASC 606, Revenue Recognition from Contracts with Customers, EP Securities is required to (a) identify the contract(s) with a customer, (b) identify the service obligations in the contract, (c) determine the transaction price, (d) allocate transaction price to the service obligations in the contract, and (e) recognize revenue when EP Securities satisfies a service obligation. The guidance requires recording of revenue based on the transaction price negotiated with the customer, net of discounts, value added tax and other sales-related taxes, to which EP Securities expects to be entitled to receive in exchange for those goods or services. In determining the transaction price, EP Securities may include variable consideration if it's probable that a significant reversal of the cumulative amount of recognized revenue would not occur when the uncertainty associated with the variable consideration is resolved.

EP Securities fulfills its performance obligation on the date the investor becomes a shareholder, as it marks the point when pricing is finalized, and the risks and rewards of ownership transfer to the investor. Up-front selling commissions and dealer manager fees are earned and up-front selling commissions and reallowance fees are owed on sales of shares when EP Securities is listed as dealer of record or there is no current dealer of record. Consideration for up-front selling commissions, dealer manager fees and reallowance fees is based upon a percentage of sales price of the shares sold, which percentage varies based on the underlying selling agreements. Accordingly, up-front selling commissions and dealer manager fees, as well as the associated expenses from the sale of shares, are recognized as revenue and expense, respectively, on the date the investor is admitted as a shareholder.

Expense Recognition

Expenses are recorded on an accrual basis.

Income Taxes

EP Securities is a single member limited liability company wholly owned by EP Holdings and included in EP Holdings' consolidated tax returns. EP Securities is treated as a disregarded entity for federal tax purposes and is not subject to any entity level federal or state income tax. EP Holdings reports its allocable share of income from EP Securities and files its tax return as a partnership. Therefore, no provision or liability for federal or state income taxes is included in this financial statement.

Operating Lease

On November 15, 2023, EP Securities entered into a non-cancellable sublease agreement with Eagle Point Credit Management LLC ("EPCM"), an affiliate of EP Holdings, for office space in Greenwich, Connecticut. As of December 31, 2025, the remaining lease term is 0.9 years with an expiration date of November 14, 2026. The lease term cannot be extended based on the terms and conditions of the agreement.

EP Securities accounts for its lease in accordance with the provisions of FASB ASC Topic 842, *Leases*, which requires a lessee to recognize a right-of-use asset and a lease liability on the Statement of Financial Condition at the lease commencement date and measure the lease liability at the present value of the unpaid lease payments. The lease terms are determined based on the contractual maturity of the leases. For leases where EP Securities has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. The assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment.

Following the guidance, EP Securities recognizes a single lease cost as a right-of-use asset, allocated over the lease term on a straight-line basis. As EP Securities does not have access to the rate implicit in the lease, management is required to make estimates and assumptions on an incremental borrowing rate as the discount rate for the unpaid lease payments. The weighted-average discount rate for the year ended December 31, 2025 was 6.75%.

Maturities of lease liabilities under non-cancellable leases as of December 31, 2025 are as follows:

	Operating sublease payments
2026	146,653
Thereafter	-
Total undiscounted lease payments	$ 146,653
Less imputed interest	(4,276)
Present value of lease liability	$ 142,377

3. RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

On December 21, 2023, EP Securities entered into an administrative services agreement with affiliated subsidiaries wholly owned by EP Holdings ("the Subsidiaries"). Pursuant to this agreement, the Subsidiaries perform certain administrative services for or incur certain expenses on behalf of EP Securities for which EP Securities is obligated to reimburse. Costs incurred by the Subsidiaries include compensation, rent, administrative, and other services. As of December 31, 2025, the balance due to the Subsidiaries was $3,665, and is included in due to affiliates on the Statement of Financial Condition.

Offering Costs and Reimbursable Expenses

EP Securities solicits and executes securities transactions and incurs certain offering costs on behalf of the publicly registered funds, Eagle Point Institutional Income Fund, Eagle Point Credit Company Inc., Eagle Point Enhanced Income Trust, and Eagle Point Trinity Senior Secured Lending Company (together, "the Funds"), whose securities are being offered. The Funds are being managed by registered investment advisors affiliated with EP Holdings. As costs are incurred, the Funds or the advisors reimburse EP Securities for certain costs. As of December 31, 2025, EP Securities has advanced $178,472 to the Funds, which is included in due from affiliates on the Statement of Financial Condition.

4. COMMITMENTS AND CONTINGENCIES

EP Securities may be involved with various judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business. Some of these legal actions may include claims for substantial or unspecified compensatory and/or punitive damages. In addition, in the normal course of business, EP Securities may discuss matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions. FASB ASC 450, *Loss Contingencies*, governs the recognition and disclosure of loss contingencies, including potential losses from legal and regulatory matters. Under FASB ASC 450, EP Securities accrues for losses that are considered both probable and reasonably estimable. Legal fees are accrued as the services are provided. As of December 31, 2025, management expects risk of loss to be remote in the ordinary course of business and no amounts are accrued.

5. NET CAPITAL REQUIREMENTS

EP Securities is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires EP Securities to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2025, EP Securities had net capital of $1,211,841 which was sufficient to meet the required net capital of $28,030. EP Securities' net capital ratio as of December 31, 2025 was 0.35 to 1.

EP Securities clears transactions with and for customers on a fully disclosed basis through a clearing firm. EP Securities does not accept customer funds and securities as customers transmit all such transactions to the clearing broker. The clearing broker carries accounts for customers. EP Securities relies on its SEC Rule

15c3-3(k)(2)(ii) exemption with respect to its securities which are cleared on a fully disclosed basis through its clearing broker, RBC.

EP Securities did not have any liabilities subordinated to claims of general creditors for the year ended December 31, 2025 and is exempt from the provisions of Rule 15c3-3(k)(2)(ii) under the Securities Act of 1934 (the "Rule"), and other business activity relying on Footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because EP Securities limits its business activities exclusively to (1) participating in offerings via subscriptions, in an offering of a fund sponsored by an affiliate, on a subscription way basis where the funds are payable to the issuer or its agent and not to EP Securities; (2) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to EP Securities); (3) does not carry account of or for customers; and (4) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the period without exception.

6. CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject EP Securities to significant concentrations of credit risk, consist principally of cash, commissions receivable, and receivables from affiliates.

EP Securities maintains cash balances at financial institutions, which, at times, may exceed federal insured limits. EP Securities monitors the performance of the financial institutions where the accounts are held in order to manage any risk associated with such accounts.

EP Securities may also be exposed to credit risk in the event a counterparty fails to fulfill its contractual obligations. EP Securities does not hold customer funds or securities. However, EP Securities executes transactions through clearing brokers, which expose EP Securities to the credit risk of its clearing firm. EP Securities mitigates exposure through contractual arrangements and other risk management practices.

Concentrations of credit risk with respect to commissions receivable relates to EP Securities' business activity being substantially all from the sale of securities issued by affiliated funds (see Note 3).

7. SUBSEQUENT EVENTS

Management has evaluated the need for disclosures and/or adjustments resulting from subsequent events through March 9, 2026, the date this financial statement was available to be issued. No other events or transactions occurred subsequent to December 31, 2025 through the date this financial statement was issued that would require recognition or disclosure in this financial statement.